Room 4561

July 17, 2006

Mr. William McHale
Chief Financial Officer
Infocrossing, Inc.
2 Christie Heights Street
Leonia, NJ 07605

> **Re:** **Infocrossing, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 15, 2006**
> **File No. 000-20824**

Dear Mr. McHale:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1.   We note that you discuss gross margin percentages and it appears that these measures are calculated using costs of revenues on the face of your income statement that exclude depreciation. Revise your presentation to include depreciation in your calculation of gross margin. Alternatively, explain why you

do not consider these costs to be costs of revenue. This comment also applies to your discussions of gross margin in your quarterly earnings releases.

Notes to Consolidated Financial Statements

Note 7. Notes Payable, Convertible Debt, and Capitalized Lease Obligations

Convertible Debt, page F-19

2.   Please tell us how you have considered the guidance in EITF 00-19 in evaluating whether the conversion, call and put features of the senior convertible notes are embedded derivatives that require bifurcation from the debt host and accounted for at fair value under SFAS 133. Specifically, tell us how you considered the criteria in paragraph 12 of SFAS 133 and the scope exception of paragraph 11(a) of SFAS 133 in your analysis. Refer also to paragraph 68 of EITF 00-19. In addition, provide us with your analysis using the conditions outlined in paragraphs 12-32 of EITF 00-19 regarding whether you meet the scope exception of SFAS 133. As part of your response, please tell us whether the host instrument meets the definition of conventional convertible debt in paragraph 4 of EITF Issue 00-19. In this regard, we note that there appear to be anti-dilution and other provisions that could result in the conversion ratio not being fixed and therefore would preclude the convertible debt from qualifying as conventional convertible.

        For additional information, refer to Staff guidance on this topic in Section II.B. of Current Accounting and Disclosure Issues in the Division of Corporation Finance, available on our website at
http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

Note 12. Quarterly Financial Information (Unaudited), page F-31

3.   We note that your quarterly information includes only revenues and net income. Please explain to us how this presentation complies with Item 302(a) of Regulation S-K.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief